UNITED STATES

SECURITIES AND EXCHANGECOMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATEISSUER PURSUANT TO RULE13a-16 OR 15d-16

 UNDER THESECURITIES EXCHANGEACT OF 1934

For the month of November 2025

Commission File Number: 001-32210

NORTHERN DYNASTY MINERALS LTD.
(Translation of registrant’s name into English)

14th Floor - 1040 W Georgia St., Vancouver, BC, V6E4H1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐ Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SUBMITTED HEREWITH

Exhibits	Description
99.1	Press Release

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Dynasty Minerals Ltd. (Registrant)

Date: November 19, 2025.	By:	/s/ Trevor Thomas
	By:	Trevor Thomas
	Title:	Secretary and General Counsel

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